Exhibit (a)(1)(A)
March 3, 2025
To the Holders of Occidental Warrants:
This letter is to inform you that Occidental Petroleum Corporation (the “Company”) is offering to holders of its outstanding warrants (the “Warrants”), each to purchase one share of the Company’s common stock, par value $0.20 per share (“Common Stock”), at an exercise price of $22.00, the opportunity to exercise their Warrants at a temporarily reduced exercise price of $21.30 per Warrant, upon the terms and subject to the conditions set forth in the enclosed Offer to Exercise Warrants to Purchase Common Stock of Occidental Petroleum Corporation, dated March 3, 2025 (together with any amendments or supplements thereto, the “Offer to Exercise”). All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.
On March 3, 2025, the Company and Equiniti Trust Company, LLC, in its capacity as warrant agent for the Warrants, entered into an amendment to the warrant agreement dated as of July 24, 2020, by and between the Company and Equiniti Trust Company, LLC, as the depositary agent and warrant and transfer agent (the “Depositary Agent” and such warrant agreement, the “Warrant Agreement”), pursuant to which the exercise price of each Warrant is temporarily reduced to $21.30 for the period that begins on March 3, 2025, which is the date the materials relating to the Offer to Exercise are first being sent to the holders of the Warrants, and ends at 5:00 p.m. (Eastern Time) on March 31, 2025 (as the same may be extended by the Company in its sole discretion, the “Expiration Date”). Other than as set forth above, the terms of the Warrants will remain unmodified and in full force and effect.
The purpose of the Offer to Exercise is to encourage the exercise of the Warrants by temporarily reducing the exercise price, which will provide funds to the Company that it currently intends to use for general corporate purposes, which may include the redemption or repayment of certain of the Company’s outstanding indebtedness. If all of the outstanding Warrants are exercised at the temporarily reduced exercise price, the Company would receive gross proceeds of approximately $1.6 billion.
The enclosed Offer to Exercise, together with the Election to Participate and Exercise Warrants, the Notice of Withdrawal and the Notice of Guaranteed Delivery, constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Exercise, including important conditions to the Offer to Exercise and instructions as to how you can participate and exercise your Warrants. You should read all of the Offering Materials carefully before you decide whether to exercise any of your Warrants. Among other conditions, the Offer to Exercise is conditioned on the Company having in place an effective registration statement under the Securities Act of 1933, as amended, in respect of the offering of the shares of Common Stock issuable upon exercise of the Warrants at the reduced exercise price of $21.30 per Warrant. The Company has an effective registration statement on Form S-3 (File No. 333-266420) (the “Registration Statement”) that includes a prospectus dated July 29, 2022 (such prospectus, as supplemented on March 3, 2025, the “Prospectus”) relating to the offering of the shares of Common Stock issuable upon exercise of the Warrants, and has filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement dated March 3, 2025, relating to the Registration Statement and the Prospectus (the “Supplement”) in respect of the exercise of the Warrants at the reduced exercise price of $21.30 per Warrant. Accordingly, the Registration Statement and the Prospectus, as supplemented by the Supplement, reflect the terms of the Warrants as modified by the Offer to Exercise.
You may elect to participate in the Offer to Exercise with respect to some, all or none of your Warrants. Notwithstanding the temporary reduction of the exercise price of the Warrants, during the offer period, holders of Warrants may exercise such Warrants at the initial exercise price of $22.00 per Warrant following the procedures set forth in the Warrant Agreement. If you choose not to participate in the Offer to Exercise, your Warrants will remain outstanding and exercisable, with an exercise price of $22.00 per Warrant. Warrant holders should contact D.F. King & Co., Inc., which is acting as Information Agent for the Offer to Exercise, or the broker or other nominee who holds their Warrants if such holder has any questions or needs assistance with respect to the Offer to Exercise, including to confirm the steps required to validly tender Warrants for exercise at the temporarily reduced exercise price.

In order to participate in the Offer to Exercise and exercise a Warrant to receive the number of shares of Common Stock issuable therefor at the temporarily reduced exercise price of $21.30 per Warrant, you must deliver, or instruct your broker or other nominee to deliver on your behalf, before the Expiration Date (except as permitted by the procedures for guaranteed delivery), all of the applicable “Acceptance and Exercise Deliveries” as follows:
(i)	if you hold your Warrants electronically in “street name” through a broker or other nominee having an account with the Depository Trust Company (“DTC”), to the Depositary Agent:
a.
an Agent’s Message with respect to a book-entry transfer of your Warrants to be exercised in connection with the Offer to Exercise and a book-entry confirmation of the transfer of your Warrants into the Depositary Agent’s account;

b.	an election to participate and exercise, properly completed and executed by your broker or other nominee having an account with DTC, properly delivered to DTC in accordance with DTC’s procedures; and
c.	payment in the amount equal to $21.30 per Warrant multiplied by the number of Warrants you elect to exercise, which payment must be made through the nominee who holds your Warrants; or
(ii)	if you are the holder of record of your Warrants, to Equiniti Trust Company, LLC:
a.	a signed copy of the Election to Participate and Exercise Warrants; and
b.
payment in the amount equal to $21.30 per Warrant multiplied by the number of Warrants you elect to exercise, in the form of a certified check payable to Equiniti Trust Company, LLC, as Depositary Agent and warrant and transfer agent for the Company; and

(iii)	any other documents required by the Election to Participate and Exercise Warrants.
The Depositary Agent must receive all of the Acceptance and Exercise Deliveries on or before the Expiration Date (except as permitted by the procedures for guaranteed delivery).
If you or your nominee properly tender (and do not validly withdraw) your Warrants and the other Acceptance and Exercise Deliveries on or prior to the Expiration Date, promptly following the Expiration Date, we intend to accept your payment of the exercise price and your other Acceptance and Exercise Deliveries and direct Equiniti Trust Company, LLC, as the Depositary Agent and our warrant and transfer agent, to issue and deliver to you the number of shares of Common Stock issuable in respect of your Warrants at the temporarily reduced exercise price of $21.30 per Warrant. Only whole numbers of Warrants may be exercised in connection with this Offer to Exercise.
If you tender Warrants but change your mind and do not want to participate in the Offer to Exercise, you or your nominee may withdraw your tender of the Warrants at any time prior to the Expiration Date by notifying the Depositary Agent via the procedures described in the Offer to Exercise. In addition, if your Warrants and other Acceptance and Exercise Deliveries have not been accepted by us prior to April 25, 2025, which is the fortieth business day from commencement of the Offer to Exercise, you may withdraw your tender after that date. If you properly and timely withdraw your tender, we will promptly: (i) return your Warrants, through return of your book-entry transfer to the account associated with your Election to Participate and Exercise Warrants, and (ii) return the funds paid by you, or on your behalf, to exercise your Warrants to you or to the account associated with your Election to Participate and Exercise Warrants, without interest thereon or deduction therefrom.
If you have any questions or require assistance in exercising your Warrants, please contact D.F. King & Co., Inc., which is assisting us, at (888) 628-8208 (toll-free) or by email at OXY@dfking.com.

Thank you for your time in reviewing this request.
Sincerely,

/s/ Jaime Casas
Jaime Casas
Vice President and Treasurer
Occidental Petroleum Corporation

Enclosures:
Offer to Exercise
Election to Participate and Exercise Warrants
Notice of Withdrawal
Notice of Guaranteed Delivery
Prospectus relating to Warrants